Exhibit 99.1

DIRECTORS INTERESTS IN SHARES

Following the separation of the retail business from Six Continents PLC and the listing of Mitchells & Butlers plc (“MAB”) ordinary shares, the executive directors of MAB have been granted the options shown below under the Company’s Executive Share Option Plan and the Company’s Performance Restricted Share Plan. These plans, details of which were set out in the Listing Particulars dated 17 February 2003, require the achievement of performance conditions, before the options can be exercised and the shares referred to below are the maximum numbers that could be acquired if the performance conditions are met in full.

EXECUTIVE SHARE OPTION PLAN

The following options, which were granted on 28 May 2003, will be exercisable between May 2006 and May 2013, subject to achievement of performance conditions.

Director	Shares Under Option	Option Price

M L Bramley	296,800	219p
T Clarke	456,620	219p
A Hughes	296,800	219p
K Naffah	319,630	219p

PERFORMANCE RESTRICTED SHARE PLAN

The following options which were granted on 23 May 2003 will be exercisable (for the two year period following the satisfaction of the perfomance conditions and on the payment of £1) subject to the satisfaction of performance conditions over the performance period shown below.

Director	Shares Under Option	End of Performance Period

M L Bramley	88,636	30-Sep-04
	132,954	30-Sep-05

T Clarke	136,363	30-Sep-04
	204,544	30-Sep-05

A Hughes	88,636	30-Sep-04
	132,954	30-Sep-05

K Naffah	95,454	30-Sep-04
	143,180	30-Sep-05

Following these grants, the total numbers of shares under option are:-

Director	Shares

M L Bramley	962,371
T Clarke	1,774,846
A Hughes	1,071,706
K Naffah	1,277,543

Contact Details:-

M J N Bridge
Deputy Secretary
020 7409 8424